UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 24, 2020

INSU ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-39484	84-4916134
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2929 Arch Street, Suite 1703 Philadelphia, PA	19104
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 701-9555

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	INAQ	Nasdaq Capital Market
Warrants, each to purchase one share of Class A Common Stock	INAQW	Nasdaq Capital Market
Units, each consisting of one share of Class A Common Stock and one- third of one Warrant	INAQU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

On November 24, 2020, INSU Acquisition Corp. II, a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Company, INSU II Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub”), and MetroMile, Inc., a Delaware corporation (“Metromile”), pursuant to which, among other things, Merger Sub will merge with and into Metromile (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Metromile surviving the merger as a wholly owned subsidiary of the Company.

The Merger Agreement

Transactions

As a result of the Transactions, Metromile and its various operating subsidiaries will become subsidiaries of the Company, with the former stockholders of Metromile becoming stockholders of the Company.

Consideration

The aggregate consideration to be paid in the Transactions will consist of (i) based on Metromile’s current capitalization, assuming no redemptions by the Company’s public stockholders, an estimated $30 million in cash and 84.2 million shares of the Company’s Class A common stock and (ii) an additional 10 million shares of the Company’s Class A common stock (the “Additional Shares”), in the event that the closing share price of the Company’s Class A common stock exceeds $15.00 per share for 20 out of any 30 consecutive trading days during the first two years following the closing of the Transactions. The number of shares of the equity consideration will be based on a $10.00 per share value for the Company’s Class A common stock. The cash consideration will be funded from the cash held in the Company’s trust account (after permitted redemptions by the Company’s public stockholders) and the proceeds of the PIPE Investment (as defined and described below).

Redemption Offer

Pursuant to the Company’s amended and restated certificate of incorporation and in accordance with the terms of the Merger Agreement, the Company will be providing its public stockholders with the opportunity to redeem, upon the closing of the Transactions, their shares of the Company’s Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit as of two (2) business days prior to the consummation of the Transactions in the Company’s trust account (which holds the proceeds of the Company’s initial public offering (the “IPO”), less taxes payable (the “Redemption Offer”).

Representations, Warranties and Covenants

Each of the Company, Merger Sub and Metromile have made representations, warranties and covenants in the Merger Agreement that are customary for transactions of this nature. The representations and warranties of the Company, Merger Sub and Metromile will not survive the closing of the Transactions.

Conditions to Consummation of the Transactions

Consummation of the Transactions is subject to customary conditions of the respective parties, including, among others, that (i) the Transactions be approved by the Company’s stockholders and the Metromile stockholders (the “Metromile Stockholder Vote”); (ii) there has been no material adverse effect (as defined in the Merger Agreement) with respect to Metromile or the Company since the date of the Merger Agreement; (iii) the registration statement on Form S-4 of the Company containing the proxy statement/prospectus for the Company’s special meeting of stockholders in lieu of its first annual meeting will have become effective; (iv) the Company will have at least $5,000,001 of net tangible assets immediately following the closing of the Transactions (after giving effect to the redemption of public shares by the Company’s public stockholders); (v) the filings of the Company and Metromile pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have been made and the applicable waiting period and any extension thereof will have expired or been terminated; (vi)  the parties will have received certain consents and authorizations to the Merger; and (vii) the Company will have at least $199 million in cash as of the closing, after giving effect to the PIPE Investment (as defined below), the redemption of the Company’s Class A common stock by the Company’s public stockholders, the payment of the transaction expenses of the parties, the payment of deferred underwriting fees and the repayment of certain Metromile indebtedness.

Termination

The Merger Agreement may be terminated at any time prior to the consummation of the Transactions (whether before or after the required Company stockholder vote has been obtained) by mutual written consent of the Company and Metromile and in certain other limited circumstances, including if the Transactions have not been consummated by May 1, 2021.

The Company may also terminate the Merger Agreement if Metromile does not deliver to the Company (i) within 10 business days following the date of the Merger Agreement, Stockholder Support Agreements (as defined below) from a sufficient number of the Metromile stockholders constituting requisite consent in support of the Merger, or (ii) within 15 business days following the date of the Merger Agreement, the consolidated financial statements of Metromile and its subsidiaries as of December 31, 2019, audited in accordance with the standards of the Public Company Accounting Oversight Board, together with the auditor’s signed opinion on such financial statements.

If the Merger Agreement is validly terminated, no party thereto will have any liability or any further obligation to any other party under the Merger Agreement, with certain limited exceptions, including liability for any intentional and willful breach of the Merger Agreement.

The Merger Agreement has been approved by the Company’s board of directors, and the board has recommended that the Company’s stockholders adopt the Merger Agreement and approve the Transactions.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

This description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Additional Agreements

In connection with the entry into the Merger Agreement, a number of additional agreements were entered into, or agreed to be entered into as contemplated by the Merger Agreement.

Registration Rights Agreement

At the closing, Parent will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain stockholders of the Company and certain former stockholders of Metromile with respect to the shares of Company’s Class A common stock that will be issued and outstanding following the Transactions. The Registration Rights Agreement will require the Company to, among other things, file a resale shelf registration statement on behalf of such stockholders promptly after the closing of the Transactions. The Registration Rights Agreement will also provide certain demand rights and piggyback rights to such stockholders, subject to customary underwriter cutbacks and issuer blackout periods. The Company will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

This description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.6 and is incorporated herein by reference.

Sponsor Share Cancellation Agreement

Concurrently with the execution and delivery of the Merger Agreement, the Company’s Sponsors entered into a Sponsor Share Cancellation and Vesting Agreement with the Company (the “Sponsor Share Cancellation Agreement”), pursuant to which they have agreed to comply with the provisions of the Merger Agreement applicable to the Sponsors as well as the covenants set forth in the Sponsor Share Cancellation Agreement. The Sponsor Share Cancellation Agreement also provides that, concurrent with and contingent upon the Closing, the Sponsors will forfeit a portion of their founder shares for no consideration and restructure a majority of their remaining founder shares (which shares will automatically convert into shares of the Company’s Class A common stock at the Closing), to be subject to vesting conditions based on certain closing share price thresholds of the Company’s common stock for 20 out of any 30 consecutive trading days.

This description of the Sponsor Share Cancellation Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Share Cancellation Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Support Agreements

The Merger Agreement provides that within twenty-four hours of the execution and delivery of the Merger Agreement, Metromile stockholders holding shares of the capital stock of Metromile in such number as is necessary to obtain the Metromile Stockholder Vote shall each deliver a duly executed Stockholder Support Agreement (the “Support Agreements”). Pursuant to the Support Agreements, the Metromile stockholders party thereto will agree to, among other things, within twenty-four hours of the Company’s registration statement on Form S-4 being declared effective, vote all of the securities of Metromile beneficially owned or held by such stockholder (their “Voting Shares”) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the Transactions; (ii) against any action, proposal or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of Metromile under the Merger Agreement; (iii) against any action, proposal or agreement that would impede, frustrate, prevent or nullify any provision of the Support Agreements, the Merger Agreement or the Merger; and (iv) against any alternative acquisition proposal or transaction.

In addition, the Sponsors and each of the Company’s officers and directors also signed and delivered a Support Agreement, and pursuant thereto agreed to, among other things, vote all of the securities of the Company beneficially owned or held by them (its “Voting Shares”) (i) in favor of the adoption of the Merger Agreement and approval of the Merger and the Transactions; (ii) against any action, proposal, transaction or agreement which would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or Merger Sub under the Merger Agreement; (iii) against (x) any amendment of the organizational documents of the Company; (y) any change in the Company’s corporate structure or business; or (z) any other action or proposal involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions in any material respect or would reasonably be expected to result in any of the Company’s closing conditions or obligations under the Merger Agreement not being satisfied; and (iv) against any alternative acquisition proposal or transaction.

The Support Agreements generally prohibit the Sponsors, officers, directors and the Metromile stockholders party thereto from transferring, or permitting to exist any liens on, their Voting Shares prior to the consummation of the Merger, other than to certain permitted transferees who become party to, and bound by, the applicable Support Agreement. The Support Agreements will automatically terminate upon the earlier to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with its terms.

This description of the Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support Agreements, forms of which are attached hereto as Exhibits 10.2 and 10.3 and are incorporated herein by reference.

Lock-Up Agreements

Concurrently with the execution and delivery of the Merger Agreement, the Company and certain Metromile stockholders entered into lock-up agreements (the “Lock-Up Agreements”) providing for certain restrictions on transfer applicable to the shares issued in connection with the Merger. Generally, the Lock-Up Agreements prohibit, until the six-month anniversary of the closing of the Merger, the Metromile stockholders from (i) selling, offering to sell, contracting or agreeing to sell, hypothecating, pledging, granting any option to purchase or otherwise disposing of or agreeing to dispose of, directly or indirectly, or establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder with respect to the Merger Consideration, (ii) entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of Merger Consideration, whether any such transaction is to be settled by delivery of Merger Consideration or other securities, in cash or otherwise, or (iii) publicly announcing any intention to effect any transaction specified in the immediately preceding subsections (i) or (ii), subject to certain limited exceptions set forth in the Lock-Up Agreement.

This description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Lock-Up Agreement, a form of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Merger Agreement, certain institutional accredited investors (the “PIPE Investors”), including affiliates of the Company’s Sponsors (Insurance Acquisition Sponsor II, LLC and Dioptra Advisors II, LLC), entered into separate subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors have committed to subscribe for and purchase up to 16,000,000 shares of the Company Class A common stock (the “PIPE Shares”) at a purchase price per share of $10.00 (the “PIPE Investment”). An affiliate of the Sponsors has committed to purchase 1,500,000 PIPE Shares as part of the PIPE Investment. The purchase of the PIPE Shares will be consummated concurrently with the Closing.

The PIPE Subscription Agreements contains customary representations and warranties of the Company, on the one hand, and each PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the PIPE Subscription Agreements, the Company agreed that, within 15 business days after the Closing, the Company will file with the SEC a registration statement registering the resale of the PIPE Shares. The Company will also use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof.

This description of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of PIPE Subscription Agreement, a form of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under the heading “PIPE Subscription Agreements” in Item 1.01 above is incorporated by reference herein. The shares of Class A common stock to be issued in the PIPE Investment in connection with the Closing will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

Attached hereto as Exhibit 99.l and incorporated into this Item 7.01 by reference is the investor presentation that will be used by the Company in making presentations to certain existing and potential stockholders of the Company with respect to the Transactions.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is a copy of the joint press release issued on November 24, 2020 by the Company and Metromile announcing the execution of the Merger Agreement.

The Company and Metromile management will hold a joint investor conference call on November 24, 2020 at 9:00 a.m. (Eastern time) to discuss the Metromile business and the Transactions. The conference call may be accessed by dialing (877) 407-0789 for domestic callers or (201) 689-8562 for international callers. Once connected with the operator, please provide the conference ID of “13713586.” A copy of the script for this conference call is also furnished as Exhibit 99.3 to this report.

The information in this Item 7.01 (including Exhibits 99.1, 99.2 and 99.3) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional Information About the Transaction and Where to Find It

The Company intends to file with the SEC a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus, in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about the Company, Metromile and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: INSU Acquisition Corp. II, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, Attn: Joseph W. Pooler, Jr.

Participants in Solicitation

The Company, Metromile and certain of their directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Transactions. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the Company’s final prospectus relating to its initial public offering, which was filed with the SEC. Additional information regarding the participants in the proxy solicitation, including Metromile’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and  the definitive proxy statement/prospectus for the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transaction and Where to Find It.”

In connection with the Transactions, at any time prior to the special meeting to approve the Transactions, certain existing Company stockholders, which may include certain of the Company’s officers, directors and other affiliates, may enter into transactions with stockholders and other persons with respect to the Company’s securities to provide such investors or other persons with incentives in connection with the approval and consummation of the Transactions. While the exact nature of such incentives has not yet been determined, they might include, without limitation, arrangements to purchase shares from or sell shares to such investors and persons at nominal prices or prices other than fair market value. These stockholders will only effect such transactions when they are not then aware of any material nonpublic information regarding the Company, Metromile or their respective securities.

Forward Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to the Company’s or Metromile’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Transactions; the business plans, objectives, expectations and intentions of the public company once the transaction is complete, and Metromile’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on the Company’s or Metromile’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Metromile’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (3) the ability of the public entity to meet Nasdaq’s listing standards following the Transactions; (4) the inability to complete the PIPE Investment; (5) the risk that the proposed transaction disrupts current plans and operations of Metromile as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers and agents and retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the business combination; (9) the possibility that Metromile may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against the Company, Metromile or any of their respective directors or officers, following the announcement of the potential transaction; and (11) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Company’s final prospectus for its initial public offering, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and the Company’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company and Metromile undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in the Company and is not intended to form the basis of an investment decision in the Company. All subsequent written and oral forward-looking statements concerning the Company and Metromile, the proposed transaction or other matters and attributable to the Company and Metromile or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01.  Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated November 24, 2020, by and among INSU Acquisition Corp. II, INSU II Merger Sub Corp. and MetroMile, Inc.*

10.1	Sponsor Share Cancellation and Vesting Agreement, dated November 24, 2020, by and among INSU Acquisition Corp. II, Insurance Acquisition Sponsor II, LLC and Dioptra Advisors II, LLC.

10.2	Form of Stockholder Support Agreement by and among INSU Acquisition Corp. II, MetroMile, Inc. and the Persons set forth on Schedule I thereto.

10.3	Sponsor Support Agreement dated November 24, 2020, by and among INSU Acquisition Corp. II, Insurance Acquisition Sponsor II, LLC, Dioptra Advisors II, LLC, MetroMile, Inc. and the officers and directors of INSU Acquisition Corp. II

10.4	Form of Lock-Up Agreement

10.5	Form of PIPE Subscription Agreement

10.6	Form of Registration Rights Agreement

99.1	Investor Presentation

99.2	Press Release, dated November 24, 2020

99.3	Script for November 24, 2020 Investor Call

*	Schedules and other similar attachments to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSU ACQUISITION CORP. II

Dated: November 24, 2020	By:	/s/ John M. Butler
	Name:	John M. Butler
	Title:	President and Chief Executive Officer